March 5, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Gopal Daria
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-0308

Re:	Item 4.01 of Form 8-K
File No.: 0-51743

Dear Mr. Daria:

We are counsel to m-Wise, Inc. (the “Company”).  On behalf of the Company, we respond as follows to the Staff’s comments dated March 3, 2008, relating to the above-captioned Form 8-K filing.  Captions and section headings herein will correspond to those set forth in  Amendment No. 1 to the current report on Form 8-K/A, a copy of which has been marked with the changes from the current report on Form 8-K, and is attached hereto.

The requested changes to the Form 8-K have been made.  Please see Item 4.01 as amended.  A new letter from the Company’s former accountants meeting the requirements of Item 304(a)(3) of Regulation S-K has been filed as Exhibit 16.1 of the Form 8-K.  The requested statement from the Company has been filed as correspondence with this filing.

If you have any questions regarding Form 8-K/A or this Response Letter, please feel free to contact the undersigned at (212) 752-9700.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.